Alcon 2002 Annual Report



The smile on your granddaughter's face.



Over 2 million people a year lose central vision due to age-related macular degeneration.


BORDEAUX
MERIGNAC
ARCACHON
BAYONNE
TOULOUSE
LORMONT
Z.I. BASSENS
CENON
ARTIGUES
Gare St JEAN
SEPTRA
80

A drive to the city.


BORDEAUX
MERIGNAC
ARCACHON
BAYONNE
TOULOUSE
LORMONT
CENON
ARTIGUES
Gare St JEAN
SEPTRA
100
80

Half of all people with glaucoma remain undiagnosed or untreated.



A vacation in Thailand.



Surgeons perform 10 million cataract surgeries globally each year.



The skyline at sunset.



More than 300 million adults in the developed world are near- or far-sighted.

Maybe the only
thing more frightening
than losing one's
sense of sight
is losing one's
sense of independence.
At Alcon
we understand
that fear, and
we are committed
to helping doctors
preserve, restore
and enhance vision
throughout the world.

Maybe the only thing more frightening than losing one's sense of sight is losing one's sense of independence. At Alcon we understand that fear, and we are committed to helping doctors preserve, restore and enhance vision throughout the world.

Dear Shareholders

The images you see in the opening pages of this year's annual report dramatically illustrate the impact of the loss of clear vision on a person's quality of life. For more than half a century, Alcon has been dedicated to developing and commercializing specialized pharmaceutical, surgical and consumer products that prevent the loss of vision or restore visual function to the eye.

Glaucoma patients around the world use our pharmaceutical therapies to control elevated intraocular pressure and delay deterioration of their visual capabilities. Surgeons implant more than three and a half million of our intraocular lenses each year to restore clear vision to people whose eyesight is impaired by cataracts, and they prescribe our powerful topical antibiotics to prevent infections from occurring after surgery.

Millions of contact lens wearers depend on our vision care products to moisten their eyes and to keep their lenses free of bacteria and other contaminants that can lead to eye infections and discomfort. Thanks to our advanced refractive surgery system that customizes treatment to each patient, more and more people each year who are near-sighted, far-sighted or suffer from astigmatism will see clearly without glasses or contact lenses.

Though there is no cure today for age-related macular degeneration (AMD), our research into treatments for this disease has been promising. We are optimistic it will yield important contributions to managing this debilitating disease, the leading cause of blindness among people over the age of 50 in the developed world.

Preservation, restoration and enhancement of eyesight and care for the health of people's eyes: this is our focus, this is our commitment, this is our passion. Our success in this effort depends on inspired research, quality people and products, dedicated technical and customer service, knowledge development, global reach and compassion for those who suffer from eye disease or visual dysfunction. We undertake these efforts in partnership with a community of eye care professionals around the world who help people see clearly and live their lives to the fullest. These attributes have defined Alcon for more than half a century. They have made our company the largest and, we believe, the most innovative eye care company in the world. They also have led to a history of financial stability and success, exemplified by another year of solid growth in revenues and profits in 2002.

Alcon reported healthy sales growth and strong financial results for 2002

Highlighting Alcon's performance in 2002 was a 9.5% increase in global sales to $3.01 billion, paced by exceptionally strong growth of our pharmaceutical products. All five featured products in this sector experienced double-digit growth, and Alcon's total pharmaceutical sales grew 17.4% over the previous year.

Strong performance in ophthalmic pharmaceuticals was complemented by solid growth of our surgical products, with sales rising 6.0% in 2002, despite a decline in the refractive surgery segment that held back overall surgical growth. Consumer eye care sales performed well in a flat market, growing 4.1% for the year.

We capitalized on our established global infrastructure to translate this strong and balanced sales growth into even faster growth in operating income, which increased 19.5% to $703.7 million. Reduced interest costs, derived from declining interest rates and the repayment of almost $500 million in debt since our IPO, along with a lower effective tax rate, allowed Alcon to achieve net income of $466.9 million, a 47.9% increase over 2001.

Research and development of new products is at the heart of our success

As important as our financial performance was in 2002, our progress in advancing our research and development pipeline was even more encouraging— and it bodes well for Alcon's future. New products are the lifeblood of our business. We invested $323 million in research and development programs in 2002, and we expect to invest a total of $2 billion in a broad range of research and development programs over the next five years. We believe this will be the largest eye-related research

and development investment by any company in the world, feeding our existing pipeline of products and leading to new therapies and products to treat eye disease and prevent blindness—products we can only dream of today.

Of course, what really matters to us, to our shareholders and to the ophthalmic community is transforming research and development projects into market-ready products. In this regard, we had a very productive year in 2002, receiving 343 regulatory approvals and filing 340 new product submissions in more than 75 countries around the world. These filings and approvals included key future revenue drivers such as *AcrySof*® *Natural* intraocular lens, *CustomCornea*™ wavefront system, once-a-day *Patanol*® ophthalmic solution, *Vigamox*™ ophthalmic solution and *CiproDex* otic solution (*CIPRO* is a trademark of and licensed from Bayer AG) in the United States, *Opatanol*® ophthalmic solution in Europe and *Azopt*® ophthalmic suspension and *Betoptic S*® ophthalmic suspension in Japan.

We also made significant progress on several important development projects, as we moved into Phase III clinical studies with Anecortave Acetate for AMD, 15(S)-HETE for dry eye and *Patanase*® nasal spray for allergies. We have been achieving powerful clinical results with our *AcrySof*® *ReStor*™ intraocular lens. Early results of clinical trials show the unique design of this innovative lens has the potential to deliver excellent vision, both far and near, virtually eliminating the need for reading glasses after cataract surgery. If these early results are confirmed by additional study, this lens could also prove important in the correction of refractive errors and presbyopia—the inevitable age-driven inability to focus on nearby objects—by far the most prevalent vision deficiencies in the world.

Finally, in April of 2003 we commenced the global launch of the *Infiniti*™ vision system at the annual meeting of the American Society of Cataract and Refractive Surgery. This new system brings revolutionary technology to lens removal for the first time in many years. With its tri-modal design, incorporating advanced phacoemulsification, *NeoSonix*® oscillation and our innovative *AquaLase*™ liquefaction device, it represents a new platform to further enhance our cataract equipment market position. *AquaLase*™ uses pulses of warm fluid to remove the eye's natural lens material with enhanced safety.

Of great importance to our future, more than 2,500 registered patents and 1,600 pending patents support our broad offering of current products and our rich pipeline of potential new ones. We look forward to the commercial success of many of these pipeline products in 2003 and for many years to come.

By maintaining our focus we increased our industry leadership

As we have been for more than 50 years, Alcon remains focused almost entirely on one healthcare need: the treatment of eye disease and dysfunction. Unlike other companies that offer a limited product line or serve only one segment of the eye care industry, our strategy is to provide doctors who treat eye diseases and conditions with a broad suite of high-quality products to meet their every need.

This commitment became even more important in 2002, as favorable changes in the competitive environment gave Alcon unparalleled access to customers, and further enhanced our ability to capitalize on the individual strengths of each Alcon product segment to advance the entire breadth of our product line. These changes also allowed us to widen our lead in terms of direct geographic reach, positioning Alcon better than our competitors for the inevitable return to economic growth in developing countries. We firmly believe that emerging markets will be important sources of future growth. Finally, these industry changes have helped to strengthen our leadership position in the eye care market and allowed us to expand the depth and breadth of our customer relationships around the world.

Sales force expansion drove market share gains in several segments

One of the hallmarks of Alcon's success is that we never take our leadership position for granted, and we

worked hard to strengthen that position in 2002. The tremendous efforts and energies of our more than 2,300 person global sales force led to market share gains in most of our major product lines and in many geographic areas. In the United States, we gained share in glaucoma, allergy, ocular anti-infectives and combinations, otic anti-infectives and soft contact lens care disinfectants.

Outside the U.S., we executed a highly successful rollout of *Travatan*® ophthalmic solution in Europe, which, combined with the continuing growth of *Azopt*®, expanded our glaucoma market share in most major markets around the world. On a global basis, we cemented our leadership in ophthalmic surgery as we added another year of market share gains in intraocular lenses, viscoelastics, cataract and vitreoretinal equipment and the surgical cassettes used to perform eye surgery.

We gained valuable operating synergies with our broad product line

With our intense focus on the eye, we are committed to being all things to all eye care professionals throughout the world. As we re-entered the public arena in 2002, our product portfolio boasted entries in every significant segment of the eye care market except eyeglasses and contact lenses.

No other company matches our breadth of product offerings. With these products spanning the three major medical segments of eye care, we believe we are able to achieve marketing synergies where others may not. As an example, in 2002 almost 10% of our pharmaceutical sales in the United States came from prescriptions written by optometrists, a group of eye care professionals that has gained the right to prescribe most ophthalmic medications in each of the 50 states. We also incorporate samples of our anti-infective, anti-inflammatory or combination products into surgical post-operative kits, increasing the frequency of a prescription being filled for one or more of them.

Eye care professionals can depend on Alcon to provide high quality products and services, no matter their specialty or where they practice. We are the only company that comes close to offering a one-stop shop for ophthalmic products to eye care professionals.

We are a global company committed to serving customers in all regions of the world

In addition to our product line breadth, we approach the eye care market with a broadly global perspective, a strategy that offers two powerful benefits. First, it helps to protect us from the economic vagaries of any one country or region. Second, and even more important, we have learned that we maximize our growth opportunities by dealing directly with our customers wherever they are as soon as the practice of ophthalmology takes root. Alcon now has direct sales and marketing operations in all key markets, and our products are sold in more than 180 countries.

We generally develop our leadership in new markets by establishing surgical training laboratories to furnish hands-on training in surgical techniques to doctors in countries where such training may otherwise be unavailable. We then aim to profitably introduce the rest of our product line into these markets and reap growth from them for years to come. Furthermore, by being first into a country with a direct sales force, we are well-positioned to quickly gain a significant foothold in that country's ophthalmic market. Once we enter a country, we remain committed to it, because the specialists who practice there depend on Alcon for the products that prevent blindness and restore vision in their patients. It is our experience that we enhance our customer relationships and expand our global leadership by being the first ophthalmic company in a country, and by staying there through good and bad economic times.

As evidence of the success of this strategy, in 2002 we celebrated the 30th anniversary of our affiliate's presence in Japan. In the course of the last three decades, our Japanese affiliate has grown from a small operation of 10 people to our second largest local operating company, staffed with more than 400 employees serving eye care professionals in this important market. This very capable team has led Alcon to the top of the Japanese market

Demographics



Baby boom generation
Eye disease years (45+)
2000
2010
2020
2030
AGE
40
50
60
70
80
90

in ophthalmic surgery and in soft contact lens care disinfection. With the launches of *Azopt*® and *Betoptic S*® in 2002, and with several pharmaceutical products expected to be registered in the next few years, we are optimistic about our chances to gain significant market share on the pharmaceutical side of the Japanese market in the future.

Alcon's support of medical missions helped thousands of people see clearly again

To be a true partner in the global eye care community, Alcon has long believed that we must reach out to people around the world who cannot afford or do not have access to the services that can save or restore their sight. For more than 40 years we have supported tens of thousands of caring physicians in bringing the miracle of sight to those in need. In 2002, Alcon contributed products at no charge to 840 independent, philanthropic eye care medical missions in 82 countries. We estimate that this support helped restore clear vision to 19,000 individuals in developing countries, allowing them to regain their independence and enjoy richer and fuller lives. In the United States, we dramatically increased our Glaucoma Patient Assistance Program, providing free medication for almost 27,000 glaucoma patients who could not afford such sight-saving drugs on their own. This is an increase of almost 50% over the previous year. All told, Alcon contributed almost $20 million in cash and retail value of products in 2002 to these important programs, further demonstrating our strong support for the humanitarian efforts of our community of physicians and our deep concern for those who can be helped with our products.

Global demographic trends are particularly beneficial to ophthalmology

The global market for eye care products is already large, approximately $11 billion in sales in 2002, and Alcon accounted for more than 25% of that figure. More importantly, the market is growing at a healthy pace, one that will likely continue in the years to come as demographic factors evolve and new therapies that address currently unmet eye care medical needs reach the market. Although vision correction needs and eye disease can arise at virtually any stage of life, most of the eye problems that Alcon addresses with our products and research efforts are associated with advancing age. As people get older, their eyes are prone to a number of diseases, especially those that can cause partial or complete blindness such as cataracts, glaucoma and age-related macular degeneration. Other age-related ocular maladies that can affect quality of life include presbyopia and dry eye syndrome.

The aging populations of the world's developed economies—the baby-boom generation will begin turning 60 in 2007—are entering the phase in life when eye-related problems are much more likely. As people reach this stage of life and live longer, there will be an inevitable increase in the number of people who experience eye disease and visual dysfunction, which will fuel the market for eye care products. Many in this generation already suffer from dry eye, while a large majority of them are presbyopic.

Despite their generally younger demographics, developing countries account for the majority of the world's population and represent an integral factor in eye care market growth. As their national incomes rise, it is likely that these countries will spend increasing amounts on health care. We expect eye care to be a first-line beneficiary of this spending because it is highly cost effective to treat many eye-related diseases to maintain people's independence, return them to productivity and enhance their quality of life. Nowhere is this more obvious than in cataract surgery, where a relatively quick surgical procedure, combined with an intraocular lens, can immediately restore clear vision, no matter how long cataracts have impaired the patient's vision. While cataract surgery is commonplace in developed countries, it is in its infancy in many parts of the less-developed world. There is a huge pool of people in these countries who could benefit from cataract surgery.

As the clear leader in this industry, with the broadest product line, unmatched global scope, the largest

sales force of any ophthalmic company and a promising pipeline of new products under development, Alcon expects to gain a significant share of the growth in the eye care market. We believe groundbreaking new products, aging populations and global economic growth should expand the eye care market significantly over the next five years. Factoring in potential markets for the otic and nasal applications of some of our ophthalmic drugs, we estimate that our product lineup could compete in markets totaling as much as $20 billion in 2007.

We anticipate that much of this market growth will come in the pharmaceutical segment of our business, especially in the United States. Recognizing this, in the fourth quarter of 2002 we again expanded our U.S. pharmaceutical sales force. This highly capable team will continue to broaden our penetration of the key markets that prescribe our products. They are well-prepared to support the three major pharmaceutical launches we have planned for 2003: *Vigamox*™ for eye infections, once-a-day *Patanol*® for eye allergies and *CiproDex* otic for ear infections. They will also be integral to the launch of *Systane*™ dry eye therapy, as this product will be promoted extensively with ophthalmologists and optometrists alike. We will continue to invest appropriately in our sales force throughout the world to support all of our growing product segments in order to position ourselves to call on all eye care professionals, no matter where they practice.

Our performance derives from the dedication and talents of our employees and support of our customers

I would be remiss if I ended this letter without thanking those people so critical to Alcon's success in 2002. They include the physicians and other professionals who make up the eye care community, and who work so hard to advance the standard of healthcare for the eye in virtually every region around the world. They include our talented and dedicated employees, now totaling almost 12,000 people across the globe, who wake up every day with the desire to serve these customers better and to fulfill our mission as a company. They include our new shareholders, who invested their funds in our company in the belief that their investment would increase in value this year and, we hope, for many years to come. Finally, they include our colleagues at Nestlé, our exemplary corporate parent for a quarter of a century. With their decision to launch an IPO of approximately 25% of our shares, they demonstrated confidence in our entire management team to chart a more open course and to shepherd their remaining investment as we pursue our corporate goals. I am personally honored to have the support of this truly great global company.

In closing, we serve an attractive industry with excellent demographic characteristics and several significant unaddressed disease opportunities to be explored. We have the global infrastructure and resources to penetrate and grow new markets and to continue investing heavily in research and development to develop and deploy new products for existing and unmet needs. We compete in this industry as the clear leader, with the broad-



est product line and with enviable financial strength and flexibility, all of which position us well to build on our long history of growth. Our excellent results in 2002, our first year as a public company, give us confidence that we can successfully execute our strategy for long-term growth, which we believe will create value for all our shareholders as we move forward. I want every shareholder to know that all our employees are hard at work transforming our global eye care leadership and our passion for preserving and restoring sight into shareholder value.



Tim Sear
Chairman, President, and
Chief Executive Officer
Alcon, Inc.
April 18, 2003

Sales Growth / From $80 million in 1977 to $3.01 billion in 2002


77
78
79
80
81
82
83
84
85
86
87
88
89


90
91
92
93
94
95
96
97
98
99
00
01
02

Strategic Locations / Meeting eye care needs throughout the world


Mississauga
Sinking Spring
Reno
Elkridge
Irvine
Huntington
Fort Worth
Hamilton
Orlando
Houston
Honolulu
Santo Domingo
Mexico City
San Juan
Caracas
San Jose
Panama City
Bogotá
Quito
Lima
São Paulo
Santiago
Montevideo
Buenos Aires
Corporate Headquarters
U.S. General Office
Country Main Office
Scientific or Representative Office
Manufacturing Facility
Research & Development



Helsinki
Stockholm
Oslo
Copenhagen
Riga
Moscow
Vilnius
Hemel Hempstead
Gorinchem
Minsk
Cork
Warsaw
Puurs
Prague
Kiev
Kaysersberg
Paris
Vienna
Freiburg
Bratislava
Schaffhausen
Zug
Budapest
Bucharest
Barcelona
Milan
Sofia
Madrid
Istanbul
Almaty
Beijing
Seoul
Lisbon
Ljubljana
Marousi
Zagreb
Tokyo
Cairo
Karachi
Taipei
Jeddah
Hong Kong
Dhaka
Manila
Bangalore
Bangkok
Ho Chi Minh City
Kuala Lumpur
Singapore
Jakarta
Randburg
Sydney
Auckland

For more than fifty years we have been building what is now the world's leading eye care company. Alcon designs, develops, and manufactures the widest selection of pharmaceutical, surgical, and consumer products for the eye.

For more than fifty years we have been building what is now the world's leading eye care company. Alcon designs, develops, and manufactures the widest selection of pharmaceutical, surgical, and consumer products for the eye.

Pharmaceutical Products

Our deepest roots at Alcon are in the discovery and development of pharmaceuticals that address diseases of the eye. Since Alcon's founding 57 years ago, we have become the largest specialty ophthalmic pharmaceuticals company in the world. Our leadership position reflects deep market penetration and the most comprehensive set of ophthalmic pharmaceutical products in the eye care industry. In 2002, Alcon's pharmaceutical revenues grew 17.4% to $1.09 billion, representing an approximate 19% share of the global market for ophthalmic pharmaceuticals. Pharmaceutical products have been our fastest growing segment in recent years, climbing from about 30% of total sales in 1997 to over 36% in 2002, a trend we expect to continue.

Our pharmaceutical success derives primarily from the productivity of our research and development efforts. New products introduced in the last five years were the major drivers of our pharmaceutical sales growth in 2002, including *Patanol*® ophthalmic solution for eye allergies, *Travatan*® ophthalmic solution and *Azopt*® ophthalmic suspension for glaucoma, and *Cipro HC* otic suspension for ear infections (*CIPRO* is a trademark of and licensed from Bayer AG). We believe the productivity of our R&D efforts justifies our optimism for the future.

In 2003, we expect to launch *Vigamox*™ ophthalmic solution, a fourth-generation fluoroquinolone for eye infections, *CiproDex* otic suspension for ear infections and a once-a-day version of *Patanol*®. Other key pipeline products that we expect to introduce in the next few years include *CiproDex* ophthalmic suspension for eye infections, Anecortave Acetate for age-related macular degeneration (AMD), a combination of *Travatan*® and timolol for glaucoma, *Patanase*® nasal spray for allergies and 15(S)-HETE for dry eye.

Given the breadth of our product pipeline, we made the strategic decision in 1998 to expand our pharmaceutical sales force. Since then we have almost tripled its size in the United States and broadened its scope to reach all medical specialties that prescribe ophthalmic products. These include not only ophthalmologists and optometrists, but also pediatricians, allergists, otolaryngologists and family practice physicians.

While the vast majority of Alcon's pharmaceutical sales come from patent-protected drugs, we recognize generic drugs play an important role in today's healthcare environment. In 1998, Alcon established Falcon Pharmaceuticals, Ltd., which is now the leading U.S. producer of generic drugs for the eye and ear, based on 2002 revenues.

Treating glaucoma

Glaucoma is primarily caused by increased pressure within the eye that progressively damages the optic nerve. Without treatment, this inevitably and irreversibly leads to loss of visual function and ultimately can result in total blindness. A chronic disease generally associated with aging, glaucoma may afflict as many as 10 million people in the developed world and countless more in less-developed countries. Glaucoma has no cure, so patients will typically use one or more medications to control its progress for the rest of their lives.

Because it is usually painless, slow to advance and typically begins by impairing peripheral vision only, many people with glaucoma remain undiagnosed. Some experts estimate that as many as 50% of people in the developed world with glaucoma remain undiagnosed or untreated. In minority populations, which statistically suffer from glaucoma in greater numbers and with greater severity, an even higher percentage is undiagnosed. These factors create a large pool of potential patients who could benefit from glaucoma medications and provide a powerful growth engine for what is already the largest ophthalmic pharmaceutical segment.

Alcon's flagship therapy for glaucoma, *Travatan*®, was launched in the United States in April 2001 and has steadily gained market share. Since then, *Travatan*® has had successful launches in more than 50 other countries, and is the second leading prostaglandin analogue in most of these markets. Alcon also experienced rapid growth of *Azopt*®, which has done especially well outside the United States and was launched in Japan at the end of 2002. Rounding out Alcon's robust family of glaucoma medications are *Betoptic S*® ophthalmic suspension and *Timolol GFS*.

Treating infection and inflammation

The human eye has a remarkable ability to protect itself from bacteria, but sometimes these defenses are insufficient to fight off infections. A common type of eye infection is bacterial conjunctivitis, more commonly known as "pink eye," which causes external eye tissues and eyelids to become red, swollen and painful. It occurs most frequently in children and is usually diagnosed and treated by pediatricians. On rare occasions, more serious infections can occur inside the eye itself after surgery. One of the main reasons such infections are rare is that surgeons typically use topical ocular antibiotics before and after surgery to kill bacteria that could enter the eye through incisions.

Alcon provides a full complement of topical antibiotics and steroids to treat infection and inflammation, including *TobraDex*® ophthalmic suspension and ointment, a combination therapy that addresses infection and inflammation in a single medication. We believe the convenience of *TobraDex*® increases patient compliance, which has made it the most frequently prescribed combination product for the prevention of post-surgical eye infections in the United States, with a market share exceeding 65%. *Ciloxan*® ophthalmic solution, a topical version of ciprofloxacin, is prescribed by doctors to prevent and treat eye infections.

Alcon also markets *Cipro HC*, a combination antibiotic/anti-inflammatory formulation to treat outer ear infections, commonly known as "swimmer's ear." This product demonstrates our successful strategy of leveraging the effectiveness of a compound we know well, to deliver products for the treatment of diseases of organs other than the eye. While *TobraDex*® and *Ciloxan*® are used extensively by ophthalmologists and ophthalmic surgeons, more than half of the prescriptions written for *TobraDex*® and more than two-thirds of the prescriptions for *Ciloxan*® come from other medical specialties.

Treating allergy

Allergies of the eye, mostly allergic conjunctivitis, affect some 20 million Americans and many millions more around the world, causing itching, burning and redness. Systemic allergy medications have a relatively small impact on the causes and symptoms of eye allergies. Consequently, physicians are increasing their prescriptions for topical medications to address eye allergies.

Alcon's *Patanol*® is the leading topical eye allergy drug in the U.S. market today. It combines a fast-acting antihistamine to quickly treat the irritating symptoms of allergies and a mast-cell stabilizer to calm the cells causing the allergic reaction. These easy-to-use eye drops provide fast, effective and long-lasting relief. After receiving approval in Europe in 2002, *Opatanol*® ophthalmic solution was introduced in many of those markets in time for the 2003 spring allergy season.

Treating age-related macular degeneration

As the leading cause of visual impairment in people over the age of 50 in the United States, Europe and Japan, AMD is a very important disease category. There are two forms of AMD, both of which can lead to severe visual impairment. The "dry" form is associated with the growth of fatty deposits on the retina, while the "wet" form is caused by the proliferation and eruption of blood vessels underneath the retina. As these two forms progress, they impair central vision, greatly limiting an individual's independence and lifestyle. Our AMD research currently focuses on the wet form, which represents a small minority of total cases but accounts for over 85% of blindness caused by AMD.

While Alcon does not yet have a pharmaceutical treatment for AMD, we made good progress in 2002 on the development of Anecortave Acetate, our lead AMD product candidate. We reported statistically significant clinical results from our first pivotal study and began recruiting for our second pivotal study.

Although the AMD market opportunity remains virtually untapped, many observers believe the potential market for AMD therapies could be in the billions of dollars; and one day could rival that of glaucoma, currently the largest market segment in ophthalmology.

Market / $5.2 billion ophthalmic pharmaceuticals market (in millions)



Anti-infective/Anti-inflammatory $ 360
Anti-infective $ 680
Allergy $ 780
Other $ 1,080
Glaucoma $ 2,300

Company estimates as of March 31, 2002

Revenue / By segment



Glaucoma 30%
Other 8%
Anti-infective/
Anti-inflammatory 21%
Anti-infective 14%
Otic 8%
Allergy 19%

Alcon had an estimated 19% share of the ophthalmic pharmaceuticals market.

Pipeline / Pharmaceuticals

Indication	Product	Launch**
Eye Allergies	Patanol® once-a-day	03
Ear Infections	CiproDex*** Otic	03
Eye Infections	Vigamox™	03
Eye Infections	CiproDex*** Ophthalmic	05
Age-Related Macular Degeneration	Anecortave Acetate	05
Nasal Allergies	Patanase®	05
Glaucoma	Travatan®/Timolol	05
Dry Eyes	15(S)-HETE	06

Column headings: Phase 1, Phase 2, Phase 3, Filed*, Launch**

*with U.S. FDA **Expected in U.S. ***CIPRO is a registered trademark of and licensed from Bayer AG

Surgical Products

A large number of eye conditions, including cataracts, vitreal and retinal disease, refractive errors and presbyopia, do not respond to drug therapies but can be corrected or treated with surgery. Alcon provides the most comprehensive offering of high-quality ophthalmic surgical products in the eye care industry. Our sales of surgical products and services increased 6.0% in 2002 to $1.44 billion, or 48% of our total sales. Alcon's surgical business has become the clear leader with an estimated 45% of the global market for ophthalmic surgical products. We have consistently enhanced the capabilities of the equipment and supplies used by doctors to treat these conditions.

Most eye problems addressed surgically are associated with aging, so the number of people who need eye surgery will grow as the baby boom generation enters the age range when eye disease and visual dysfunction become more common. Additionally, the number of ophthalmologists in developing countries trained to perform eye surgery increases every year. Our global presence and 40 clinical training centers around the world increase the likelihood that surgeons in these countries are trained on Alcon equipment. Armed with our advanced technology, we expect these surgeons to play a major role in treating the large pool of patients suffering from cataracts in countries where cataract surgery is not yet commonplace.

Alcon's pipeline of new surgical products embodies innovative designs to aid surgeons in restoring and preserving sight. A key product we plan to introduce in 2003 is the *Infiniti*™ vision system, which adds the *AquaLase*® liquefaction device to current lens removal technology. *AquaLase*® uses pulses of a surgical solution to safely break up and remove lens material.

We have high hopes for our new intraocular lenses (IOLs). IOLs are used to replace the human crystalline lens after it has been removed. With a CE mark already in hand, we expect to receive United States Food & Drug Administration (FDA) approval of the *AcrySof*® *Natural* IOL in 2003. *AcrySof*® *Natural* is specially designed to mimic the light-filtering properties of the human crystalline lens by filtering high frequencies of blue light associated with retinal damage. Other planned additions to the *AcrySof*® family include a toric version to correct astigmatism in 2004 and *AcrySof*® *ReStor*™, which is designed to allow patients to eliminate or significantly reduce their dependence on eyeglasses for distance and near vision after their natural lens has been removed. This exciting new lens is scheduled for introduction in 2003 in selected international markets and in 2005 in the United States.

Cataract surgical products

As people age, the eye's natural crystalline lens hardens and becomes clouded, which can impair vision and eventually lead to blindness. Thanks to modern microsurgical equipment and techniques to remove and replace the clouded lens, this debilitating condition can be addressed in a safe and highly successful surgical procedure. For this reason, cataract surgery has become one of the most frequently performed medical procedures in the developed world. Cataract surgery involves the use of a wide variety of products, including IOLs, sophisticated electronic equipment, precision handpieces, cutting instruments, sutures, irrigating solutions and viscoelastic devices (compounds that protect surrounding ocular tissue and maintain the structural integrity of the eye during surgery).

The success of Alcon's cataract business today begins with the *Legacy*® *Series 20000*® cataract removal system. This system uses ultrasound and mechanical action to break up the cataract, along with a sophisticated irrigation and aspiration system to remove the lens material from the eye. The advanced technology of the *Legacy*® has made it the preferred cataract removal system in the world today. These systems generate a continuing stream of revenue for Alcon through the sale of consumable supplies used in surgery. The global introduction of the *NeoSonix*® handpiece, a record number of system upgrades to existing equipment and significant increases in the share of cataract surgeries done with our equipment all led to especially robust sales in this part of our surgical business in 2002.

Under today's standard of care for cataract surgery, the surgeon removes the

damaged natural lens and replaces it with an IOL. The purpose of this lens is to replace the function of the natural lens and properly focus light on the retina to restore vision. Alcon's *AcrySof*® lenses were by far the most frequently implanted foldable lenses in the developed world in 2002, with an estimated global market share exceeding 40%. After being introduced in 2001, the single-piece version of the *AcrySof*® now comprises almost 75% of total *AcrySof*® sales in the United States, and we hope to duplicate this in other countries in the future.

Refractive surgical products

The most prevalent eye problems in the world today are refractive errors: myopia (near-sightedness), hyperopia (far-sightedness) and astigmatism (irregular cornea shape). Although doctors usually correct these conditions with prescription eyeglasses or contact lenses, many patients do not want to be dependent on glasses or contacts so they turn to refractive surgery. The most common form of refractive surgery, LASIK (laser assisted *in situ* keratomilieusis), employs a laser that reshapes the cornea to the desired curvature. LASIK is an elective procedure that most patients pay for themselves, so it is highly affected by the economic environment. Nevertheless, in 2002 doctors performed more than two million LASIK procedures around the world.

We believe Alcon's *LADARVision® 4000* excimer laser is the most advanced refractive laser system on the market today. With a true small-spot laser beam and the fastest and most precise eye tracker, it has gained a powerful reputation among surgeons for its ability to perform the most complicated refractive surgeries. In 2002 we became the first company to receive FDA approval to use a wavefront device to guide LASIK procedures. The *CustomCornea*® wavefront system employs our *LadarWave*™ measurement device that captures optical errors across a patient's entire visual system, develops a treatment customized for each individual eye, matches it precisely with the eye and directs the laser to treat the corneal imperfections unique to each patient. Alcon was the first company to receive FDA approval of a wavefront-guided refractive procedure, and we launched this new technology in the fourth quarter of 2002.

Vitreoretinal surgical products

Cataracts and refractive errors are relatively common, but diseases of and injuries to the eye's posterior segment and retina are rarer and more challenging. The posterior segment contains vitreous, a clear, jelly-like substance that provides structural integrity to the eye. Visual impairment caused by problems in this part of the eye is usually the result of undesirable tissue or blood vessel growth that distorts light waves as they pass through the eye. The retina is the light-sensitive membrane lining the inside of the back of the eye and is directly connected by the optic nerve to the brain. The most common retina-related causes of vision loss are retinal detachment, macular degeneration, diabetic retinopathy and macular edema. Surgeries to repair damaged tissues and restore or slow the loss of vision are extremely complicated and require specialized skills and equipment.

Over the last ten years, Alcon has assembled a portfolio of high-quality precision equipment and hand-held microsurgical instruments that vitreoretinal surgeons depend on to perform these delicate procedures. Our flagship product in this arena is the *Accurus*® surgical system, which we estimate was used in more than half of all vitreoretinal procedures performed globally in 2002. We delivered a complete software upgrade to the *Accurus*® in 2002 and created a new performance standard for vitreoretinal probe dynamics with the introduction of a 2500 cuts-per-minute probe. Together these advances improve stability, control and efficiency during surgery, reducing the potential for damage to the retina and other eye tissues.

Alcon also introduced the *Grieshaber® Revolution*™ micro-scissor and forceps, the first product of its kind with 360-degree activation technology. This remarkable system established a new performance standard by providing more precise instrument placement, which is critical when operating on delicate tissues like the retina.

Market / $3.2 billion ophthalmic surgical market (in millions)



Vitreoretinal
$ 300
Refractive
$ 600
Cataract
$ 2,300

Company estimates as of March 31, 2002

Revenue / By segment



Refractive 5%
Vitreoretinal 11%
Cataract 84%

Alcon had an estimated 45% share of the ophthalmic surgical market.

Pipeline / Ophthalmic Surgical



Early Development
Active Development
Advanced Development
Filed*
Launch**
Cataract IOL
AcrySof® Natural
03
Cataract Removal
Infiniti™ System
03
Vitreoretinal Surgery
Enhanced Accurus®
03
Cataract and Vitreoretinal Surgery
New Viscoelastic
04
Astigmatic Cataract IOL
AcrySof® Toric
04
Cataract/Refractive IOL
AcrySof® ReStor™
05

*with U.S. FDA **Expected in U.S.

Consumer Products

With a 19% share of the global market, Alcon is the second largest manufacturer and marketer of consumer products for the eye (excluding eyeglasses or contact lenses, which we do not make or sell). Our portfolio of products includes contact lens care solutions, artificial tears and ocular vitamins. Within these three main areas, Alcon is the market leader in the multipurpose soft lens disinfection markets in the United States and Japan, and the number two company globally in total contact lens solutions, artificial tears and ocular vitamins. Total consumer eye care sales for 2002 were $480 million, 4.1% ahead of the previous year, which represented 16% of our total revenues.

Consumer eye care products are sold primarily over the counter through drug stores and other retailers in the United States and through opticians elsewhere in the world. Although consumers purchase most of these products at retail, their purchase decisions are highly influenced by the product recommendations given to them by eye care professionals, including ophthalmologists, optometrists and opticians. We believe we earn their professional recommendations to consumers because of Alcon's dedication to applying quality science to developing all our consumer products. We implement a comprehensive program of clinical studies to support the science behind our products. In the U.S., Japan and several other markets, we also use consumer advertising programs to generate awareness of our products and the new and differentiated benefits they deliver. We believe the combination of these two marketing strategies is integral to our success with eye care professionals and consumers in this segment of the ophthalmic market.

An important aspect of our consumer eye care business is its contribution to our position as the leading provider of ophthalmic pharmaceuticals. Optometrists in the U.S. that recommend our consumer products also prescribe with increasing frequency ophthalmic drugs to treat many eye diseases and conditions. In fact, ophthalmic prescriptions written by optometrists approached 10% of our total prescription volume in the United States.

Alcon is well-positioned to meet the needs of these eyecare professionals, many of whom have expanded their primary eye care role in managed care organizations. Our U.S. consumer sales force calls on these eye doctors and our sales people have been trained to promote not only our consumer products, but also our entire line of pharmaceutical products applicable to an optometrist's practice.

We also gain synergies in the research and development and manufacturing of our consumer products. For example, the effort that goes into the development of some of the preservatives for our contact lens solutions can also be applied to preservatives in our pharmaceutical products. Finally, the production volumes associated with many of our consumer products contribute to the cost efficiency of our manufacturing processes at several of our plants.

Contact lens care

Contact lenses are worn by millions of people around the world, and every user needs to keep his or her lenses clean, clear and free from germs that might cause eye infections. Alcon entered the contact lens care business more than 20 years ago, but only recently have we gained the leadership position in soft lens disinfection in the largest and most important markets, the United States and Japan. This is the result of diligently applying our research efforts to develop superior lens cleaning systems that can be differentiated in the minds of both eye care professionals and contact lens wearers, supported by aggressive marketing and sales efforts.

In 1999, we introduced a solution that cleaned and disinfected so well that manual rubbing of lenses was unnecessary: our *OPTI-FREE® EXPRESS® No Rub™* multi-purpose disinfecting solution. This revolutionary product has significantly enhanced our position in the contact lens care market. Upon its introduction in the United States, *OPTI-FREE® EXPRESS® No Rub™* rapidly gained share in this competitive market, going from 17% at the beginning of 2000 to 26% by the end of 2002.

The innovative benefits of this product were further demonstrated in 2002, when we were the first and only company to receive FDA approval for a claim of "Lasting Comfort" in our labeling. Alcon achieved

this distinction by clinically demonstrating the superior comfort of *OPTI-FREE® EXPRESS® No Rub™* compared to other leading contact lens solutions. We began promoting this attribute to the professional community in October 2002 and commenced consumer advertising in the first quarter of 2003. We expect these advertisements to increase patient awareness and further differentiate our product from other contact lens solutions.

We also sell products for the care and cleaning of rigid gas-permeable lenses (hard lenses), led by *Unique-pH®* multi-purpose disinfecting and cleaning solution, as well as a full line of other cleaning products. These products include *CLERZ® Plus* lens rewetting drops that reduce protein build-up and keep lenses moist while in the eye and *OPTI-FREE® SupraClens®* preservative-free active cleaning solution.

Artificial tears for dry eyes

Many people experience periodic or chronic eye discomfort caused by corneal dryness, which may be the result of low tear production, poor tear quality, reduced mucin production or inflammation. Dry eye also is associated with environmental pollution and lifestyle changes, but age and hormonal changes are more important factors, especially in women after menopause. As a result, the global market for products to treat dry eye conditions is growing in the range of 6% to 8% annually.

Doctors primarily have used artificial tears to treat the symptoms of dry eye and provide temporary relief for this irritating condition. Periodic application of these products works relatively well for intermittent cases of moderate dry eye. More severe, chronic cases require frequent application and products that include special polymers and other compounds to make them more effective.

Alcon currently sells a variety of artificial tears, including *Tears Naturale® Forte* lubricant eye drops for mild to moderate dry eye conditions and *Bion® Tears* lubricant eye drops for more severe cases. *Tears Naturale® Forte* is very similar to natural tears in composition but includes a polymer that helps retain moisture in the eye. *Bion® Tears* adds zinc and bicarbonate to the formula to improve effectiveness in patients with severe symptoms.

In 2002, Alcon completed development of a revolutionary product that we believe will bring a new level of relief to people suffering from dry eye symptoms. *Systane™* dry eye therapy has a unique formula that bonds with damaged portions of the cornea to form a protective layer, allowing the body to repair the damaged portions of the cornea. Clinical studies demonstrated that *Systane™*, launched in early 2003, provided relief by reducing both the signs and the symptoms of dry eye better than the leading artificial tear on the market today.

Ocular vitamins

Recently published results from long-term clinical studies demonstrate that certain vitamins have a beneficial impact on eye health. The Age-Related Eye Disease Study (AREDS) conducted by the National Eye Institute revealed that consumption of high levels of antioxidants are associated with reduced incidences of age-related macular degeneration. Because many people do not receive sufficient levels of these vitamins, ophthalmologists frequently recommend specially formulated eye vitamins for patients who are at a higher risk of retinal disease. The publication of this study led to an acceleration of demand for ocular vitamins in 2002.

To meet the needs of this rapidly growing market, Alcon introduced *ICAPS® AREDS* ocular vitamins in 2002. This is a reformulation of our previous *ICAPS®* vitamins to include all the vitamins and compounds the *AREDS* study found beneficial to the health of the eye. We expanded our promotion of this product to reach all eye care professionals who recommend vitamin therapy, with a special focus on retinal specialists. Our strong relationships with these surgeons, who are the specialists who treat most AMD patients, should help us gain increased physician recommendations for *ICAPS®* vitamins in the coming years. We believe *ICAPS® AREDS* formula has a bright future as the population ages and more people become aware of the benefits of ocular vitamins in reducing the incidence of retinal disease.

Market / $2.5 billion consumer eye care market (in millions)


Other Vision Care
$ 500
Artificial Tears
$ 500
Contact Lens Care
$ 1,500

Company estimates as of March 31, 2002

Revenue / By segment


Contact Lens Care Disinfectants 69%
Artificial Tears 20%
Other Vision Care 11%

Alcon had an estimated 19% share of the consumer eye care market.

Pipeline / Consumer Eye Care



Pre-Clinical
Active Clinical
Advanced Clinical
Approved*
Launch**
Contact Lens Care
Opti-Free® Lasting Comfort
03
Dry Eyes
Systane™
03
Dry Eyes
InteliPORT® Punctal Plug
03
Contact Lens Care
New Disinfectant
04

*by U.S. FDA as required **Expected in U.S.

Management Team



Tim Sear	Chairman, President and Chief Executive Officer (1)	Clockwise from top center
Fred Pettinato	Senior Vice President, Alcon International (2)	
Cary Rayment	Senior Vice President, Alcon United States (2)	
André Bens, Ph.D.	Senior Vice President, Global Manufacturing and Technical Support (2)	
Jacqualyn Fouse	Senior Vice President, Finance and Chief Financial Officer (1)	
Gerald Cagle, Ph.D.	Senior Vice President, Research and Development (2)	

(1) Alcon, Inc. and Alcon Laboratories, Inc. (2) Alcon Laboratories, Inc.

The nearly 12,000 employees who make up Alcon's global workforce are guided by an experienced team of senior executives. We are committed to leveraging Alcon's position as the global eye care market leader in the quest for enhanced shareholder value.

Financial Highlights

Alcon has now completed its first year as a public company and I am pleased to report strong financial results for 2002. In the following pages, you will find a detailed management discussion and analysis of these results, which I encourage you to read along with our entire Form 20-F to gain a more complete understanding of

Sales (in millions)


$2,554
$2,748
$3,009
00
01
02

Alcon's 2002 financial performance. However, before you turn the page, I would like to take this opportunity to highlight the key financial metrics that drove our performance during the year. As you will see, Alcon is off to a great start as a public company. Nevertheless, we know performance is not measured by one year, but rather by the consistent delivery of earnings growth and increases in shareholder value. This is

Operating Income before Amortization (in millions)


$683
$706
$778
00
01
02

what we intend to deliver to you for many years into the future.

Our financial success in 2002 began with healthy and balanced sales growth across our major product lines. Global sales reached $3.01 billion, which represented a 9.5% increase compared to 2001. Our U.S. business grew a healthy 11.5%, while sales outside the U.S. gained 7.3%. Excluding foreign currency fluctuations, our global sales would have grown 10.0% in 2002. Pharmaceutical sales increased 17.4% over 2001, driven mainly by underlying growth in most product categories, as well as by market share gains within them. The pharmaceutical growth rate also benefited from more severe than normal allergy seasons in the U.S. and from a rapid buildup of *Travatan*® ophthalmic solution sales since its introduction in April 2001. Broad market-share gains in cataract and vitreoretinal procedures and intraocular lenses, somewhat offset by a decline in refractive sales due to a weak market for LASIK surgery, drove surgical product sales 6% ahead of 2001. Sales of consumer eye care products rose 4.1% over 2001, in line with our expectations for this segment in a flat market environment.

Alcon entered 2002 with a global sales, marketing and manufacturing infrastructure already in place around the world. Even with the expansion of our U.S. sales force, we grew selling, general and administrative expenses more slowly than sales. This allowed us to invest additional funds in research and development projects and absorb several one-time charges without compromising operating profit. Before amortization, operating profit increased 10.2% to $778.2 million, or 25.9% of sales, while after amortization it rose 19.5% to $703.7 million or 23.4% of sales. The large increase after amortization reflects the impact of the adoption in 2002 of Financial Accounting Standard 142, which eliminated the regular amortization of goodwill.

It was especially gratifying to grow operating profit at the same time we expanded our sales force and increased our invest-

Cash Flow from Operations (in millions)


$431
$544
$701
00
01
02

ment in research. These actions were consistent with our long-standing strategy of investing to drive future growth.

For the last several years, we have added more salespeople to optimize the potential sales impact resulting from new phar-

Research and Development Expense (in millions)


$246
$290
$323
00
01
02

maceutical product launches. With our sights set further into the future, in 2002 we invested significant additional funds into our development of treatments for age-related macular degeneration, specifically our lead drug candidate Anecortave Acetate. This is critical to our long-term success because it represents our value creation strategy: investments in research lead to new products which increase sales through our established operational infrastructure to grow earnings and cash flow that are then reinvested into more research. More simply put, product flow equals cash flow, and Alcon has over 50 years experience delivering product flow through the combination of our research and sales and marketing organizations.

Strong operational cash flow combined with diligent asset management allowed us to reduce our net debt by almost $500 million since our IPO in March

Net Earnings (in millions)


$332
$316
$467
00
01
02

(adjusted for the redemption of Nestlé-owned preferred stock with IPO proceeds). Net debt reduction, along with lower interest rates, drove net interest expense down by $29.5 million in 2002. We also benefited from a significant decline in our effective tax rate, partly as a result of a change in accounting standards, but also due to settlements of certain tax audits and changes in the mix of income earned in various countries. These financial factors had a relatively large impact on our earnings in 2002, but are not expected to be as important, in a relative sense, to earnings growth going forward.

Balanced sales growth from new products, market growth and share gains, combined with operational leverage, reduced interest costs, and a lower tax rate pushed net earnings to $466.9 million in 2002, 47.9% ahead of last year. All in all, 2002 was a successful first year for us as a public company and our results bolstered Alcon's financial strength, leaving us with the financial flexibility that is so critical to the continuation of our value creation cycle.

Alcon is a new company to many of our shareholders, but we have been building our leadership position in this industry for over half a century. During that time we have learned that our financial success is not just about the next quarter's numbers. Instead, it is about remaining intently focused on the longer-term opportunities that exist in our industry and maintaining a high ethical standard in our business conduct. We are a company that cares deeply about our reputation with our customers, our employees, our communities and our shareholders. I want to reassure you that Alcon is committed to reporting our financial results with integrity, clarity and transparency. Furthermore, even though we have had good financial controls and procedures in the past, we have strengthened them even further in the last year to take into account the financial reporting obligations that accompany our new status as a public company and new laws reflecting heightened concerns about corporate governance.

Thank you for your support and confidence in Alcon.



Jacqualyn Fouse
Senior Vice President, Finance and Chief Financial Officer

Alcon achieved or exceeded our financial goals each quarter of fiscal 2002. Our unwavering focus on creating and delivering the best products and services for eye care professionals, patients and consumers is what has driven and will continue to fuel Alcon's growth.